Mail Stop 3561

December 1, 2006

Mr. Ernest Staggs
 Chief Financial Officer
BRAVO RESOURCE PARTNERS LTD.
4155 E. Jewell Avenue, Suite 500
Denver, Colorado 80222

>   **Re:**   **Bravo Resource Partners Ltd.**
>   **Supplemental response letter dated November 16, 2006 regarding the**
>   **Form 10-KSB for fiscal year ended July 31, 2005 and Forms 10-QSB for**
>   **quarters ended October 31, 2005, January 31, 2006 and April 30, 2006**
>   **File No. 0-30770**

Dear Mr. Staggs:

    We have reviewed your supplemental response letter to us dated November 16, 2006 in response to our letter of comment dated October 10, 2006 and have the following comments. We think you should revise your document in future filings, beginning with the fiscal year ended July 31, 2006 Annual Report on Form 10-KSB, in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

    Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within 5 business days.

FORM 10-KSB (Fiscal Year Ended July 31, 2005)

General

1.   Please submit your supplemental response letters to us dated November 3, 2006 and November 16, 2006 on EDGAR as correspondence. In addition, we note your November 16, 2006 response letter makes references in several locations to "attached is a copy" or similar language; as such, please include these documents as an attachment to your November 16, 2006 response letter, when filed on EDGAR. Please confirm that you will comply with our request.

Note 2. Significant Accounting Policies

2.   We have reviewed your response to prior comments 5 and 6 relating to the June 2005 acquisition of property and equipment from Alpine Pictures Inc., a related party. We note from your response that you are unable to determine Alpine's, the transferor, historical cost basis and, that in October 2006 you entered into a rescission agreement with Alpine to rescind the June 2005 acquisition. Please disclose your response to prior comment 6 in the fiscal year ended July 31, 2006 Form 10-KSB, to be filed, regarding your determination of the purchase price, including the reasons why you believe the cost recorded, although not the known historical cost of the property and equipment of Alpine, represents a relatively accurate fair value of the assets acquired and that such price may reflect the transferor's historical cost basis given the nature of the assets acquired and assuming, if true, that the subsequent appraisal of those assets by a third party would represent a reasonably similar value of the costs paid by Alpine as to not substantially lead to a conclusion of highly inflated assets recorded by you over Alpine's initial cost. Further, we would expect that as a result of the rescission agreement, that these assets will be reduced to zero in your next filing. Please confirm you will comply with our request or advise supplementally.

3.   In addition, please provide disclosure in your July 31, 2006 Form 10-KSB of the current status and expectations for completing and shopping the two television pilots.

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        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328, or Mr. Lyn Shenk, Assistant Chief Accountant, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief